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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-29205
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                           NOTIFICATION OF LATE FILING
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
(Check One):  [ ] Form 10-K   [ ]  Form 11-K   [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

 For Period Ending:   June 30, 2002
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
     [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant     LIGHTHOUSE FAST FERRY, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
195 Fairfield Ave, Suite 3C
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City, State and Zip Code West Caldwell, N.J. 07006
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                         PART II. RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.



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                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     Lighthouse Fast Ferry, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2002, without unreasonable expense and effort due to its inability to finish the required financial statements for the quarter with sufficient time for management to review the financial statements and to prepare the management discussion and analysis.


                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Patricia Beene                    (973)           618-9034
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     (Name)                       (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes  [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           LIGHTHOUSE FAST FERRY, INC.
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                  (Name of registrant as specified in charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 14, 2002        By: /s/ Patricia Beene
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                                   Patricia Beene, Chief Financial Officer

                 Instruction.     The form may be signed by an executive
          officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

          1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.


          2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter


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of public record in the Commission files.


        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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RESPONSE TO PART IV (QUESTION 3).

        The Company expects to report results of operations for the fiscal quarter ended June 30, 2002 reflecting increased losses as compared to the same period for the prior fiscal year. Although the Company's revenues during the quarter ended June 30, 2002 increased by approximately $290,000, representing an increase of approximately 29% over the same period for last year, the Company incurred a loss for the three months ended June 30, 2002 of approximately $3,500,000, an increase of approximately $750,000 compared to the same period last year. Management believes that this increase in loss is primarily due to the amortization of financing costs of approximately $206,000 for the three months ended June 30, 2002 and an increase in costs of service of $290,000 for the three month periods ended June 30, 2002, which costs are related to one-time maintenance costs and costs of chartered vessels at the Keyport operations. In addition, the Company has also experienced increases in its SG&A costs for the fiscal quarter ended June 30, 2002 as compared to the fiscal quarter ended June 30, 2001. The company is unable at this time to quantitatively calculate the financial data for this period as management has not had sufficient time to complete its review of the financial statements.